SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/28/29

1. NAME OF REPORTING PERSON
Bulldog Investors, LLP

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
1,401,848

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,401,848

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,401,848 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.50%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,100,594

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,100,594

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,100,594 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.24%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,100,594

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,100,594

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,100,594 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.24%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________

Item 1. SECURITY AND ISSUER

This Constitutes Amendment #3 to the schedule 13d filed
July 17, 2023. Except as specifically set forth herein,
the Schedule 13d remaines unmodified

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 7/18/23 there were 28,325,314 shares of common stock outstanding as of 5/31/23. On 11/16/23 2,832,532 shares were tendered leaving 25,492,782 shares outstanding. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of
December 29, 2023 Bulldog Investors, LLP is deemed to be the beneficial owner of 1,401,848 shares of CMU (representing 5.50% of CMU's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of December 29, 2023, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 2,100,594 shares of CMU (representing 8.24% of CMU's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares.
Bulldog Investors, LLP has shared power to dispose of and vote 1,401,848 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of CMU's shares) share this power with
Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog
Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 698,746 shares.

c) Since the last filing on 11/17/23 the following shares of CMU were bought and sold.

Date   Shares   Price
11/30/2023  7,950  3.1700
12/4/2023  10,000   3.2100
12/5/2023  10,700   3.2000
12/11/2023  7,800  3.2100
12/12/2023  247  3.2100
12/13/2023  3,588  3.2100
12/15/2023  4,500  3.2700
12/18/2023  1,800   3.2800
12/21/2023  24,500  3.2988
12/21/2023  26,820   3.2900
12/22/2023  23,700  3.2952
12/22/2023  5,000   3.2900
12/26/2023  14,629  3.3045
12/27/2023  713   3.3000
12/27/2023  (2,226)   3.3100
12/28/2023  85,131   3.3000
12/28/2023  20,000   3.3000
12/29/2023  10,000   3.3000
12/29/2023  117,837   3.3000

d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/02/2024

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.